EXHIBIT 99.1

PROCEDURES FOR SUBMISSION OF RECOMMENDATIONS BY SHAREHOLDERS

TO THE NOMINATIONS COMMITTEE OF

SOUTHERN BANCSHARES (N.C.), INC.

The Charter of the Nominations Committee provides that the Committee will consider candidates recommended by shareholders of the Company. The following procedures are intended to provide an orderly process by which shareholders may submit recommendations to the Committee and to insure that recommendations are submitted in a manner that will permit the Committee to give them due and timely consideration in its evaluation process.

How to Submit Recommendations

Shareholders who desire to recommend candidates to the Company’s Committee for selection as nominees for election as directors should do so in writing. Each recommendation should be sent to:

Nominations Committee

Southern BancShares Inc.

Attention: Corporate Secretary

Post Office Box 729

Mount Olive, North Carolina 28365

Information to be Submitted with Recommendations

Each recommendation should be accompanied by the following:

•	the full name, address and telephone number of the person making the recommendation, and an affirmation that the person making the recommendation is a shareholder of record of the Company (or, if the person is a beneficial owner of shares but not a record holder, a statement from the record holder of the shares verifying the number of shares beneficially owned by the person making the recommendation), and a statement as to whether the person making the recommendation has a good faith intention to continue to hold those shares through the date of the Company’s next annual shareholder meeting;

•	the full name, address and telephone number of the candidate being recommended, and information regarding candidate’s beneficial ownership of shares of the Company’s voting securities and any business or personal relationship between the candidate and the person making the recommendation;

•	a statement signed by the candidate that he or she is aware of and consents to being recommended to the Committee and will provide such information as it may request in connection with its evaluation of candidates;

•	a description of the candidate’s current principal occupation, business or professional experience, previous employment history, educational background, and any particular areas of expertise;

•	information regarding any business or personal relationships between the candidate and any of the Company’s or its subsidiaries’ customers, suppliers, vendors, competitors, directors or officers, affiliated companies, or other persons with any special interest regarding the Company or its affiliated companies, and any transactions between the candidate and the Company or any of its affiliated companies;

•	any information in addition to the above regarding the candidate that would be required to be included in the Company’s proxy statement pursuant to the SEC’s Regulation 14A (including without limitation information regarding legal proceedings in which the candidate has been involved within the past five years);

•	an explanation of the value or benefit that the person making the recommendation believes that the candidate would provide to the Company as a director.

Deadline for Submission of Recommendations

In order to be considered by the Committee in connection with its recommendations of candidates to the Company’s Board of Directors for selection as nominees for election at an annual meeting of the Company’s shareholders, a shareholder’s recommendation must be received by the Committee not later than the 120th day prior to the first anniversary of the date that the Company’s proxy statement was first mailed to its shareholders in conjunction with the preceding year’s annual meeting.

Compliance with Procedures

Recommendations submitted by shareholders other than in accordance with the above procedures will not be considered by the Committee.

Satisfaction of Applicable Banking Regulations

In addition to other qualification requirements established by the Committee or Board of Directors from time to time, candidates recommended by shareholders must qualify to serve as directors of the Company and its subsidiaries under applicable state and federal banking laws and regulations, including without limitation the requirements of Section 19 of the Federal Deposit Insurance Act and requirements of minimum ownership of shares of the Company’s voting securities.

Evaluation of Candidates Recommended by Shareholders

The Committee will evaluate candidates recommended by shareholders in a manner similar to its evaluation of other candidates. The Committee will select candidates to be recommended to the Board of Directors each year based on its assessment of, among other things, (1) candidates’ business, life and educational background and experience, community leadership, independence, geographic location within the Company’s service area, and their other qualifications, attributes and potential contributions; (2) the past and future contributions of our current directors, and the value of continuity, diversity and prior Board experience; (3) the existence of one or more vacancies on the Board; (4) the need for a director possessing particular attributes or particular experience or expertise; (5) the role of directors in business development activities of the Company’s subsidiaries; and (6) other factors that it considers relevant, including any specific qualifications the Committee adopts from time to time.

Nominations at Annual Meeting

This procedure applies to recommendations of candidates to the Committee and not to nominations intended to be made by shareholders at annual meetings of the Company’s shareholders.

No Contract

These procedures do not create a contract between any shareholder and the Company, and the Company may amend the procedures at any time.